Filed Pursuant to Rule 253(g)(2)
File No. 024-11140

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

SUPPLEMENT NO. 16 DATED JUNE 15, 2021
TO THE OFFERING CIRCULAR DATED DECEMBER 8, 2020

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Real Estate Investment Trust, LLC (“we”, “our” or “us”), dated December 8, 2020, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “Commission”) (collectively, the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	The appointment of Alison Staloch as the new Chief Financial Officer of our Manager

MANAGEMENT

Change in Our Manager’s Chief Financial Officer

Alison Staloch has been appointed the Chief Financial Officer of our Manager. Prior to becoming the Chief Financial Officer of our Manager, Ms. Staloch (age 40) served as the Chief Accountant of the Division of Investment Management at the U.S. Securities and Exchange Commission from December 2017 to April 2021, and before that, served as Assistant Chief Accountant from November 2015 to November 2017. From 2005 to 2015, Ms. Staloch was with KPMG LLP in the Asset Management practice. Ms. Staloch has a Bachelor of Arts in Psychology from Miami University and received a Master of Accounting from the Ohio State University.

In connection with the appointment of Ms. Staloch, Benjamin Miller resigned as the Interim Chief Financial Officer of our Manager. Mr. Miller remains the Chief Executive Officer of the Manager.